Exhibit 4.4

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE dated as of March 28, 2018, to the Indenture, dated as of January 30, 2018, among TRANSOCEAN INC., a Cayman Islands exempted company, as issuer (the “Company”), TRANSOCEAN LTD., a company organized under the laws of Switzerland, as guarantor (the “Guarantor”), and COMPUTERSHARE TRUST COMPANY, N.A. and COMPUTERSHARE TRUST COMPANY OF CANADA (each a “Co-Trustee” and, together, the “Trustee”).

WITNESSETH:

WHEREAS, the Company, the Guarantor and the Trustee have entered into an Indenture dated as of January 30, 2018 (the “Indenture”), related to the issuance by the Company of 0.5% Exchangeable Senior Bonds due 2023 (the “Bonds”); and

WHEREAS, on January 30, 2018, the Company issued $853,804,000 aggregate principal amount of Bonds in connection with the settlement of the exchange offer contemplated by the Prospectus; and

WHEREAS, Section 2.10 of the Indenture contains a scrivener’s error that states that the Maximum Issue Amount is $853,804,000, which is the same amount listed for the initial issuance on January 30, 2018 in Section 2.01 of the Indenture; and

WHEREAS, the Prospectus contemplates that additional Bonds would be issued under the Indenture in settlement of the compulsory acquisition described in the Prospectus, which compulsory acquisition is to be settled on or about the date hereof; and

WHEREAS, pursuant to Section 10.01 of the Indenture, the Company and the Guarantor may enter into an indenture supplemental to the Indenture without the consent of the Holders to conform the provisions of the Indenture or the Bonds to the “Description of Transocean Exchangeable Bonds” Section of the Prospectus, which contemplates that bonds in the compulsory acquisition would be issued under the Indenture; and

WHEREAS, the Company and the Guarantor now desire to amend Section 2.10 of the Indenture to provide for the issuance of Bonds in connection with the settlement of the compulsory acquisition described in the Prospectus.

NOW, THEREFORE, the parties hereto hereby formally covenant and agree as follows:

Section 1.01 Incorporation of Certain Definitions. Capitalized terms not otherwise defined herein shall have the meaning given to such terms in the Indenture.

Section 1.02 Amendment to Section 2.10. The first sentence of Section 2.10 of the Indenture is hereby amended by striking such sentence in its entirety and by inserting in lieu thereof the following sentence:

The Company may, from time to time, without notice to or the consent of the Holders and notwithstanding Section 2.01, reopen this Indenture and issue additional Bonds hereunder with the same terms as the Bonds initially issued hereunder (other than differences in the issue price and interest accrued prior to the issue date of such additional Bonds) up to an aggregate principal amount of $863,179,000 (the “Maximum Issue Amount”).

Section 1.03 Miscellaneous. Except as expressly set forth herein, the Indenture shall remain in full force and effect.

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Exhibit 4.4

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first written above.

TRANSOCEAN INC., as Issuer

By:  /s/ C. Stephen McFadin

Name:  C. Stephen McFadin

Title:  President

TRANSOCEAN LTD., as Guarantor

By:  /s/ Brady K. Long

Name: Brady K. Long

Title:  Executive Vice President and General Counsel

COMPUTERSHARE TRUST COMPANY, N.A.,
as Co-Trustee

By:  /s/ Rose Stroud

Name: Rose Stroud

Title:Trust Officer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Co-Trustee

By:  /s/ Carl Blanchette

Name: Carl Blanchette

Title:Corporate Trust Officer

By:  /s/ Nicolas Richard

Name:  Nicolas Richard

Title:Corporate Trust Officer